SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   8)*

Aon Corporation

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

200166106

(CUSIP Number)

Lisa J. Reátegui
Sidley Austin Brown & Wood
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

* See Introduction

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200166106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick G. Ryan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,873,926

	8.	Shared Voting Power 9,951,953

	9.	Sole Dispositive Power 14,469,926

	10.	Shared Dispositive Power 10,355,953

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,409,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.14%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200166106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shirley W. Ryan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 583,942

	8.	Shared Voting Power 9,951,953

	9.	Sole Dispositive Power 583,942

	10.	Shared Dispositive Power 10,355,953

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,409,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.14%

14.	Type of Reporting Person (See Instructions) IN

Introduction

This filing is being made jointly by Patrick G. Ryan and Shirley W. Ryan and relates to the common stock, $1.00 par value (“Aon Common Stock”), of Aon Corporation, a Delaware corporation (“Aon”).  These individuals own Aon Common Stock directly and Shirley W. Ryan acts as trustee of a trust to benefit members of the Ryan family. This filing amends the Schedule 13D previously filed by Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr. and Robert J. W. Ryan.  Patrick G. Ryan, Jr. and Robert J.W. Ryan are no longer part of a group with Patrick G. Ryan and Shirley W. Ryan for Section 13(d) purposes and because each owns less than 5% of the outstanding shares of Aon Common Stock, neither is required to file a Schedule 13D.  Shirley W. Ryan is the spouse of Patrick G. Ryan.

On March 27, 2003, the Shirley W. Ryan Living Trust dated July 10, 2001 (the “SWR Living Trust”) gifted a net total of 475,000 shares of Aon Common Stock to the Patrick G. Ryan Living Trust dated July 10, 2001 (the “PGR Living Trust”) in accordance with estate planning goals of the Ryan family.  On April 17, 2003, the SWR Living Trust gifted 611,942 shares of Aon Common Stock to the PGR Living Trust, also in accordance with estate planning goals of the Ryan family.  Also on that date, the PGR Living Trust repaid outstanding debt to the 2001 Ryan Annuity Trust dated April 20, 2001 (the “GRAT”), a portion of which was paid in Aon Common Stock (1,992,094 shares).  On April 20, 2003, the GRAT terminated and on April 21, 2003, the GRAT distributed its 1,992,094 shares of Aon Common Stock to the 1989 Ryan Family Trust (the “RFT”), each pursuant to its terms.  The trustees of the RFT are Patricia Steiner, the sister of Patrick G. Ryan, Patrick G. Ryan, Jr. and Robert J.W. Ryan.  The results of the foregoing are as follows:

1.                                       the number of shares of Aon Common Stock owned by the SWR Living Trust decreased as a result of the gifts to the PGR Living Trust;

2.                                       the number of shares of Aon Common Stock owned by the PGR Living Trust increased as a result of the gifts from the SWR Living Trust then decreased as a result of the repayment of outstanding debt to the GRAT using shares of Aon Common Stock; and

3.                                       the number of shares of Aon Common Stock beneficially owned by Patrick G. Ryan and Shirley W. Ryan decreased as a result of the distribution from the GRAT to the RFT.

Patrick G. Ryan and Shirley W. Ryan are filing this Amendment No. 8 to this Schedule 13D to report the changes in their beneficial ownership of Aon Common Stock.

Item 1.	Security and Issuer
This statement relates to the Aon Common Stock. Aon is a Delaware corporation, the principal executive offices of which are located at 200 E. Randolph Drive, Chicago, Illinois 60601.

Item 2.	Identity and Background
The name, business address and present principal occupation or employment of each of the persons filing this statement are as follows:

Patrick G. Ryan:  Mr. Ryan is a director and the Chairman and Chief Executive Officer of Aon, a holding company that comprises a family of insurance brokerage, consulting and insurance underwriting subsidiaries.  Aon’s principal executive offices are as set forth in Item 1, and Mr. Ryan’s business address is c/o Aon at such address.

Shirley W. Ryan:  Mrs. Ryan is co-founder and chairman of Pathways Awareness Foundation, a foundation that promotes early detection and inclusion for infants and children with physical differences or disabilities, and President of Pathways Center, an outpatient pediatric therapy clinic.  The business address of the foundation and the center, and Mrs. Ryan’s business address, are c/o Ryan Enterprises Group, Suite 2100, 150 North Michigan Ave., Chicago, Illinois  60601.

Neither of the persons filing this statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the persons filing this statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Each of the persons filing this statement is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
No funds or other consideration were borrowed or otherwise obtained for the purpose of effecting the transactions described herein.

Item 4.	Purpose of Transaction

The gifts of shares from the SWR Living Trust to the PGR Living Trust and the repayment of debt by the PGR Living Trust to the GRAT were consistent with estate planning goals of various members of the Ryan family.  The termination of the GRAT and the distribution of its holdings to the RFT occurred according to the terms of the GRAT.  These transfers have decreased the aggregate beneficial ownership of Patrick G. Ryan and Shirley W. Ryan.  The transfers resulted in an aggregate decrease in the number of shares as to which Patrick G. Ryan has sole or shared power to vote or dispose, and a decrease in the number of shares as to which Shirley W. Ryan has shared power to vote or dispose.

Patrick G. Ryan is Chairman and Chief Executive Officer and a director of Aon  and in such capacity participates in the decisions made by the Board of Directors of Aon in the ordinary course of the business of Aon.  Except as may arise in connection with the normal execution of the positions that Patrick G. Ryan holds with Aon, or as provided in the next paragraph, none of the persons filing this statement has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Aon or the disposition of securities of Aon; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Aon or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Aon or of any of its subsidiaries; (d) any change in the present board of directors or management of Aon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Aon; (f) any other material change in Aon’s business or corporate structure; (g) changes in Aon’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Aon by any person; (h) causing a class of securities of Aon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Aon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Any of the reporting persons may from time to time acquire additional securities of Aon or dispose of shares of Aon Common Stock.  Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.  In addition, Patrick G. Ryan may acquire additional shares of Aon Common Stock upon exercise of employee stock options granted to him from time to time by Aon or under employee benefit plans of Aon in which he participates.

Item 5.	Interest in Securities of the Issuer

The persons filing this statement beneficially own in the aggregate (without duplication) 25,409,821 shares of Aon Common Stock, representing approximately 8.14% of the 312,190,493 issued and outstanding shares of Aon Common Stock as of March 26, 2003 (as provided by Aon).

The shares of Aon Common Stock beneficially owned by such persons are beneficially owned as follows:

	Sole Power to Vote or Direct the Vote		Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct the Disposition		Shared Power to Dispose or Direct the Disposition
Patrick G. Ryan	14,873,926	(1)	9,951,953	(2)	14,469,926	(1)	10,355,953	(3)
Shirley W. Ryan	583,942		9,951,953	(4)	583,942		10,355,953	(5)

(1)                                  Includes 1,143,750 shares which Patrick G. Ryan has the right to acquire within 60 days of April 17, 2003 upon exercise of employee stock options granted to him by Aon.  Also includes 365,876 shares of Aon Common Stock beneficially owned under the ESOP Account of the Aon Savings Plan and allocated to Mr. Ryan and beneficially owned and attributed to Mr. Ryan pursuant to his investment in the Aon Common Stock Fund of the Aon Savings Plan.

(2)                                  Shares power to vote with Shirley W. Ryan.

(3)                                  Shares power to dispose with Shirley W. Ryan.

(4)                                  Shares power to vote with Patrick G. Ryan.

(5)                                  Shares power to dispose with Patrick G. Ryan.

No transactions, other than as described above, in Aon Common Stock were effected by any of the persons filing this statement within the past sixty days, except as described in Amendment No. 7 to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The following agreements have been entered into previously by the persons filing this statement with respect to the securities of Aon and remain in effect:

1.  Stock Restriction Agreement dated July 16, 2001 among Aon, Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan and certain trusts for which one or more of such persons is trustee.

2.  Escrow Agreement dated July 16, 2001 among Aon, Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan, certain trusts for which one or more of such persons is trustee and American National Bank and Trust Company of Chicago, as escrow agent.

Patrick G. Ryan and certain trusts for whom he or Shirley W. Ryan is a trustee have revolving and other credit facilities with various financial institutions.  Substantially all of the shares of Aon Common Stock beneficially owned by the persons filing this statement (but not including the shares held pursuant to the Escrow Agreement) have been pledged (subject to a right to withdraw such shares from the pledge depending on loan-to-collateral ratios) to secure repayment of such amounts as may be outstanding under such facilities from time to time.  Additional shares of Aon Common Stock may be pledged by such persons from time to time hereafter to secure borrowings under such facilities or other facilities entered into in the future.

Item 7.	Material to Be Filed as Exhibits
Exhibit I	Agreement of Joint Filing, dated April 21, 2003

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2003
Date
/s/ Patrick G. Ryan
Signature
Patrick G. Ryan
Name/Title

April 21, 2003
Date
/s/ Shirley W. Ryan
Signature
Shirley W. Ryan
Name/Title

EXHIBIT INDEX

Exhibit I	Agreement of Joint Filing, dated April 21, 2003